1271 Avenue of the Americas
New York, New York 10020-1401
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com

FIRM / AFFILIATE OFFICES
	Beijing	Moscow
	Boston	Munich
	Brussels	New York
	Century City	Orange County
	Chicago	Paris
	Dubai	Riyadh
	Düsseldorf	San Diego
	Frankfurt	San Francisco
	Hamburg	Seoul
	Hong Kong	Shanghai
October 25, 2021	Houston	Silicon Valley
	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.
Milan

VIA EDGAR AND OVERNIGHT DELIVERY

Sergio Chinos

Office of Trade & Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Solo Brands, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed October 20, 2021

File No. 333-260026

Dear Mr. Chinos:

On behalf of Solo Brands, Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated October 22, 2021 with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1 as filed on October 20, 2021 (the “AmendedRegistration Statement”). This letter is being submitted together with the Company’s Amended Registration Statement on Form S-1 filed on October 25, 2021 (“Amendment No. 2”). The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2. Any use of the words “we” or “our” herein refer to the Company.

Form S-1

Summary Historical, Combined Historical and Pro Forma Financial Data, page 25

1.

We note that the pro forma amounts of net income (loss) attributable to noncontrolling interest, net income (loss) attributable to Solo Stove Holdings, LLC, and net income (loss) per unit for the year ended December 31, 2020 and six months ended June 30, 2021 do not match the pro forma statements of operations on pages 92 and 93. Please reconcile.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 26.

2.

We note material amounts of unit based compensation expense as adjustments in the reconciliations of pro forma adjusted net income and pro forma adjusted EBITDA on pages 29 and 30. Please revise to include a footnote to fully explain the nature of these adjustments including any calculations or disclosure of assumptions relevant to an investor’s understanding.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 29, 30 and 31.

Dilution, page 84

3.	We note inconsistencies in your dilution calculations. Please address the following:

•	Your net tangible pro forma book value at June 30, 2021 of $378.9 million does not remove your intangible assets, goodwill and current liabilities from the calculation. Please revise.

•

The table at the bottom of page 84 calculating pro forma net tangible book value per share before the offering has errors in the amounts of total liabilities in that it excludes current liabilities and noncontrolling interests does not match noncontrolling interests on page 91 of $162,110. Additionally, it appears that you have added, not subtracted, Noncontrolling interest in calculating pro forma net tangible book value before the offering. Please advise or revise.

•

Provide us with your calculation of net tangible book value after the offering at June 30, 2021 of $12.4 million and $(0.53) per share considering you have a positive pro forma net tangible book value and a negative pro forma net tangible book value per share depicted.

•

Notwithstanding the comment above, you appear to have calculated a negative pro forma net tangible book value after giving effect to the offering of ($0.53) such that your dilution to per share to new Class A Common Stock investors would exceed the offering price per share rather than the per share dilution of $14.97 disclosed. Please advise or revise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 84 and 85.

Unaudited Pro Forma Consolidated Financial Information, page 87

4.

We note in adjustment 2.a. your reclassification of the Continuing LLC holders interests to noncontrolling interests. We further note from page 15 that the Continuing LLC holders may redeem their LLC interests for shares of Class A Common stock or a cash payment at their election. In this regard, please tell us what consideration you gave to classifying these interests in temporary equity. Refer to ASC 480-10-S99-3A.

Response: The Company acknowledges the Staff’s comment and directs the Staff to the disclosure on page 168, which provides that a cash redemption of LLC Interests, which is at the Company’s discretion, will be limited to the cash proceeds received by Solo Brands, Inc. from the sale of newly issued shares of Class A Common Stock. The Company believes that limiting the cash redemption feature in this way should provide for permanent equity treatment for the LLC Interests in line with SEC commentary in “SEC Staff Interpretations in Registrant Matters Involving Accounting and Auditing Issues” presented at the 1992 AICPA National Conference on Current SEC Developments. In addition, the Company has revised the disclosure on pages 15, 22, 168 and 173 to make this feature clear.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me by email at Ian.Schuman@lw.com or by telephone at (212) 906-1894 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Ian D. Schuman

Ian D. Schuman, Esq. of LATHAM & WATKINS LLP

Enclosures

cc:

Jay Ingram, U.S. Securities and Exchange Commission

Heather Clark, U.S. Securities and Exchange Commission

Mark Rakip, U.S. Securities and Exchange Commission

John Merris, Solo Brands, Inc.

Samuel Simmons, Solo Brands, Inc.

Kent Christensen, Esq., Solo Brands, Inc.

Clint Mickle, Solo Brands, Inc.

Adam J. Gelardi, Esq., Latham & Watkins LLP